MAIL STOP 3628

      August 2, 2005

By Facsimile (704) 338-7836 and U.S. Mail

Robert A. Bruggeworth
President and Chief Executive Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409

Re:  	RF Micro Devices, Inc.
	Schedule TO-I/A
      Filed on July 28, 2005
	File No. 005-52447

Dear Mr. Bruggeworth:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I
General

1. We note your response to prior comment 1. We have reviewed your arguments as to why it was appropriate for RF Micro Devices to file its proxy statement in definitive form, but we do not agree with the analysis and conclusion set forth in your response letter. Although Rule 14a-6(a)(4) provides that a registrant is not required to file a preliminary proxy statement for the approval or ratification of a stock plan or amendment to such plan, telephone interpretation
N.10 of the July 1997 Division`s Manual of Publicly Available Telephone Interpretations states that Rule 14a-6(a)(4) does not extend to the ratification or approval by security holders of awards made pursuant to such plans. Since shareholders are being asked to approve a proposed exchange of outstanding stock options for new options, we view this proposal as tantamount to the ratification or approval of the repricing of grants, and effectively, awards to be made under the 2003 Plan. Therefore, we continue to believe that the filing of a preliminary proxy statement was required pursuant to the telephone interpretation referenced above. The staff comment described above remains outstanding.

Offer to Exchange
General

2. We refer you to your response to prior comment 5. Although you state that you have revised your disclosure on pages 1, 4 and 14 to comply with our comment, it does not appear that your amended
offer to exchange includes these changes.   You continue to disclose
throughout your document, including your cover page and pages 1, 4 and 14, that the board of directors retains the authority, in its sole discretion, to terminate the Option Exchange Program at any time prior to expiration. Although we agree that you may retain the authority to modify or amend the Option Exchange Program in your discretion, it is our view that you may terminate the offer only if one of the listed offer conditions so permits. In this regard, since you do not reference the occurrence of any listed offer condition,this language seems to inappropriately imply that you may terminate the offer at will, in your sole discretion, and for any reason. Please confirm your understanding, and revise the disclosure throughout your Offer to Exchange.

3. We refer you to prior comment 6. You continue to reference your right to "postpone" the offer. If you continue to include this language, please revise to clarify what you mean. For example, are you using this term to mean extension of the offer? Please note that you may not postpone or otherwise delay payment subsequent to expiration other than in anticipation of receiving necessary governmental approvals.

4. We note your response to prior comment 7. We continue to believe that you should revise your offer to purchase to include all of the information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges and book value per share. In this regard, since you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A,
Item 1010(c) of Regulation M-A requires that you provide a complete summary of that information be disseminated to note holders. Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 from the July 2001 Supplement specifically states that a bidder may not omit summarized financial information from the document disseminated to security holders if it incorporates financial statements by reference.

Section 6.  Conditions of the Offer, page 15

5. We refer you to prior comment 9. We note that you continue to disclose that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.

6. Refer to our last comment above. We note the new language in the last paragraph of your Conditions section, on page 16 of the offer materials. Specifically, you state that if you waive one of the offer conditions with respect to a specific set of circumstances,
"that condition will still apply to different or new circumstances...."
In our view, if you waive an offer condition, that condition is no longer part of the terms of your offer; in order for that condition to apply again in the context of the same offer, you would have to amend the offer materials to include it again, disseminate notice to target security holders, and extend the offer period if necessary to allow security holders time to receive and consider notice of the change in the offer terms. Please delete or revise the language to the contrary on page 16.

7. We refer you to prior comment 10. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Currently, the financing condition under subsection (d)(i) continues to have an excessive subjective element. We suggest that you revise this condition to clarify that the company will make such a determination in its "reasonable discretion" or "reasonable judgment."

Election Form

8. We reissue prior comment 12. We note your request that the security holder acknowledge that they have "read the Offer to Exchange" and "understand that participation in the Option
Exchange Program has certain risks and uncertainties." Unless required by state law, it is not appropriate to require security holders to attest to the fact that they "read" or "understand" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this and other similar language throughout these materials or advise if this language is required by state law. To the extent that you have already circulated the Election Form to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

           					Very truly yours,



          					Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers & Acquisitions


cc: 	Ross H. Parr, Esquire
      Womble Carlyle Sandridge & Rice, PLLC
      3500 One Wachovia Center
      301 South College Street
      Charlotte, North Carolina 28202-6037